Annual Report

SEPTEMBER 30, 2006

Waddell & Reed Advisors Cash Management



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Cash Management, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Cash Management, Inc. prospectus.

President's Letter

September 30, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended September 30, 2006. It has been an especially volatile period. Overall, stock prices rose as energy prices fell and the U.S. housing market deteriorated. The S&P 500 Index advanced 10.80 percent, led by telecommunications and financial stocks. Energy stocks were the weakest performers during the period. International stocks also posted strong gains, as the Morgan Stanley Capital International EAFE Index climbed 19.16 percent.

The Fed pauses. The world does not.

Bond yields climbed and prices declined for much of the past 12 months as central banks around the world continued to tighten monetary policies. In August, however, the Federal Reserve ended a two-year long streak of boosting short-term U.S. interest rates amid signs that inflation was easing. This helped ignite a summer rebound in the U.S. fixed income market. The Citigroup Broad Investment Grade Index returned 3.71 percent for the period. For investors, the difference in income potential between money market securities (those maturing in

U.S. TREASURY YIELDS
(September 30, 2005 compared to September 29, 2006)



6%
4%
2%
0%
YIELD
3 mos.
6 mos.
2 yrs.
3 yrs.
5 yrs.
10 yrs.
30 yrs.
MATURITY
Treasury yields as of
9/29/06
9/30/05

Source: Bloomberg. Past performance does not guarantee future results. Yields shown fluctuate daily and are not representative of the income potential of a specific mutual fund.

less than a year) and taxable bonds that mature in 10 to 30 years has compressed dramatically. As of September 30, 2006, three-month and six-month U.S. Treasury bills yielded more than 30-year bonds, on average. Such a pattern is generally associated with a slowdown in economic growth. Consumers appear to be growing wary of spending to excess as home "for sale" signs have become about as difficult to remove from lawns as dandelions, and as numerous.

Energy prices hit record, then slide.

The cost of energy has been one of the top economic stories since autumn of 2005. Oil, natural gas and gasoline prices all reached record highs, only to fall back during the summer as energy stockpiles reached greater-than-expected levels and the 2006 U.S. hurricane season was mild. At its peak this past July, oil reached $78.40 a barrel, a nearly eight-fold increase from 1986, and more than double the price just three years ago. Gasoline, peaking at over $3 per gallon in the spring, had fallen to about $2.25 as of this writing.

We believe that, over the longer term, the cost of energy will resume an upward path. There's just too much long-term global demand relative to known reserves, in our opinion, especially in rapidly growing countries such as China and India. Also, our appetite for hydrocarbons in the U.S. remains voracious. Global weather patterns and geopolitics appear to be calmer for the moment, but we feel there's still ample long-term risk to oil

and gas supplies from the wrath of both nature and political extremism.

Profit growth appears less robust.

As energy prices have retreated, it appears that one of the chief engines for double-digit corporate profit growth for the S&P 500 may stall in the months ahead. Without the contribution of record oil company earnings, large company profits would have grown 8.2 percent in the past year, versus the reported 13 percent (Source: Bloomberg). We think that falling energy prices have both positive and negative implications for stocks. While it now means lower production and transportation costs for many companies and consumers, helping earnings of firms such as airlines, it is also a headwind for energy firms and utility earnings.

Plan ahead.

None of us can predict with certainty what the price of gas will be down the road, or pinpoint exactly what it will cost to heat and maintain our homes. What we can do, however, is plan as much as we can for the trip ahead – both our economic journey and our ongoing journey toward our financial goals. I firmly believe that with a personal financial plan, you and your financial advisor can build an effective road map to help you more efficiently meet the financial bumps and challenges ahead.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Questions and Answers with Portfolio Management

September 30, 2006



Below, Mira Stevovich, CFA, portfolio manager of Waddell & Reed Advisors Cash Management, discusses the Fund's positioning, performance and results for the fiscal year ended Sept. 30, 2006. She has managed the Fund for eight years and has 19 years of industry experience.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the securities owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data.

Source: Morningstar.

How did the Fund perform during the last fiscal year?

The Fund was competitive with peer money market funds over the fiscal year. The Fund's yield increased during the period as increases in the federal funds rate translated into higher-yielding market rates of interest. The Fund's fiscal year started with the short-term rate at 3.75 percent as the Federal Reserve continued to remove excess liquidity from the financial system through June 2006, a process

it began in June 2004. Currently, the fed funds rate stands at 5.25 percent.

What factors affected the Fund's performance during the fiscal year?

The increase in short-term interest rates positively affected the overall performance of the Fund. Throughout much of the fiscal year, market sentiment anticipated increasing rates of interest, which provided the opportunity to invest in securities with higher yields. However, the economic winds have begun to shift recently to a widespread belief that the economy is cooling down. This sentiment was reinforced when the Federal Reserve chose to leave the federal funds rate unchanged at its August meeting, the first break in the steadily increasing funds rate since June 2004.

Portfolio Characteristics (as of 9/30/06)

Average maturity	48.4 days

Information presented is for illustrative purposes only and is subject to change.

Credit quality continued to play a role in the management and performance of the Fund. We are always vigilant in our review of the companies and securities in which we invest. We continue to select investments we believe to be of the highest credit quality, based on our strict credit risk constraints. However, these securities do not always pay the highest rates of interest, meaning the overall yield can be held down somewhat by the higher quality bias.

What other market conditions or events influenced the Fund's performance during the fiscal year?

A large number of investors remained in short maturities within the short-term market in anticipation of steadily increasing short-term rates, which kept rates of interest on these shortest investments at depressed levels. In addition, as confusion surrounded the market regarding the top level of the federal funds rate, interest rates on longer-term securities fluctuated, depending on the economic statistics being released. Therefore, this uncertainty made it difficult to time any lengthening in the average maturity of the Fund.

What strategies and techniques did you employ that specifically affected the Fund's performance?

As always, we carefully select securities we feel are of the highest credit quality. This approach ultimately affects the Fund's yield because high-quality securities are issued at premium rates of interest (lower-yielding securities). To compensate for this, we have purchased some longer-dated (higher-yielding) high-quality securities. Certain types of securities, such as taxable municipal securities and asset-backed commercial paper, have also been purchased because of their attractive rates of interest. In the increasing interest rate environment in which we were immersed through most of the fiscal year, floating rate taxable municipal securities were an excellent investment vehicle in which to invest. The more frequent the rate change in the floating rate security, the quicker the interest rate increases are captured in the portfolio, all of which helped the yield on the Fund increase more quickly following interest rate increases.

What industries did you emphasize during the fiscal year, and what is your outlook for the next 12 months?

This past year we have emphasized investments from all industries and sectors we believe to be of the highest credit quality, and we intend to continue to do so going forward. We have used floating rate securities this year, and to a certain extent we intend to do so in the next fiscal year. In addition, we have continued to add asset-backed commercial paper investments to the Fund as they typically provide higher yields, while also providing high credit quality. Going forward, we also will include U.S. Treasury and government agency securities when we feel they look attractive on a relative basis.

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

CASH MANAGEMENT

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2006.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,021.60	0.85%	$ 4.35
Class B	1,000	1,016.10	1.93	9.78
Class C	1,000	1,016.20	1.89	9.58
Based on 5% Return[2]				
Class A	$1,000	$1,020.79	0.85%	$ 4.34
Class B	1,000	1,015.38	1.93	9.77
Class C	1,000	1,015.60	1.89	9.57

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2006, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF CASH MANAGEMENT

Portfolio Highlights

On September 30, 2006, Waddell & Reed Advisors Cash Management, Inc. had net assets totaling $821,344,852.

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



Corporate Obligations – Notes	$21.88
Corporate Obligations – Commercial Paper	$21.39
Municipal Obligations – Taxable	$18.70
Corporate Obligations – Commercial Paper (backed by irrevocable bank letter of credit)	$13.14
United States Government Agency Obligations	$13.21
Corporate Obligations – Certificates of Deposit	$10.41
Cash and Other Assets, Net of Liabilities and Other Government Security	$ 1.27

The Investments of Cash Management

September 30, 2006

CORPORATE OBLIGATIONS	Principal Amount in Thousands	Value
Certificates of Deposit – 10.41%		
Banks		
Barclays Bank PLC, New York Branch,		
5.2%, 4–3–07	$12,000	$ 12,000,000
Citibank, N.A.:		
5.42%, 11–3–06	12,500	12,500,015
5.345%, 11–27–06	12,300	12,300,000
5.335%, 12–7–06	10,500	10,500,000
Royal Bank of Scotland plc (The):		
4.34%, 10–3–06	13,600	13,599,993
4.725%, 11–27–06	8,600	8,596,821
Wells Fargo Bank, N.A.:		
5.0%, 2–13–07	6,000	6,000,000
5.55%, 8–8–07	10,000	10,000,000
		85,496,829
Commercial Paper		
Banks – 0.32%		
Bank of America Corporation,		
5.32%, 10–10–06	2,600	**2,596,542**
Finance Companies – 16.00%		
Ciesco, LLC:		
5.28%, 10–11–06	21,000	20,969,200
5.31%, 10–19–06	1,500	1,496,017
5.35%, 11–6–06	10,000	9,946,500
Kitty Hawk Funding Corp.:		
5.34%, 10–16–06	250	249,444
5.37%, 10–27–06	8,700	8,666,259
5.27%, 11–1–06	21,200	21,103,793
5.25%, 12–29–06	11,000	10,857,229
NATC California LLC (Suntrust Bank),		
5.39%, 10–12–06	12,400	12,379,578
PACCAR Financial Corp.,		
5.37%, 10–19–06	6,600	6,582,279
Preferred Receivables Funding Corp.:		
5.27%, 10–25–06	4,000	3,985,947
5.26%, 11–14–06	7,496	7,447,809
Three Pillars Funding LLC:		
5.27%, 10–10–06	3,200	3,195,784
5.3%, 10–13–06	3,700	3,693,463
5.27%, 10–18–06	5,000	4,987,557
5.27%, 10–20–06	6,000	5,983,312
5.28%, 11–3–06	9,938	9,889,900
		131,434,071

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2006

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Finance Companies (Continued)		
Food and Related – 2.50%		
McCormick & Co. Inc.:		
5.35%, 11–16–06	$ 9,200	$ 9,137,108
5.1%, 5–31–07	11,800	11,395,457
		20,532,565
Mining – 0.48%		
BHP Billiton Finance (USA) Limited		
(BHP Billiton Limited),		
5.27%, 10–19–06	3,950	**3,939,592**
Retail – General Merchandise – 0.25%		
Target Corporation,		
5.39%, 10–2–06	2,020	**2,019,698**
Security and Commodity Brokers – 1.64%		
UBS Finance Delaware LLC (UBS AG):		
5.38%, 10–6–06	9,000	8,993,275
5.37%, 10–18–06	800	797,971
5.38%, 10–19–06	513	511,620
5.28%, 10–26–06	3,200	3,188,267
		13,491,133
Utilities – Telephone – 0.20%		
AT&T Inc.,		
5.27%, 10–23–06	1,677	**1,671,599**
Total Commercial Paper – 21.39%		**175,685,200**
Commercial Paper (backed by irrevocable bank letter of credit)		
Finance Companies – 7.66%		
River Fuel Funding Company #3, Inc.		
(Bank of New York (The)):		
5.27%, 10–31–06	10,160	10,115,381
5.36%, 10–31–06	7,861	7,825,888
River Fuel Trust #1 (Bank of New York (The)),		
5.29%, 12–14–06	6,641	6,568,786
Vehicle Services of America Ltd.		
(Bank of America, N.A.):		
5.28%, 11–17–06	150	148,966
5.3%, 11–17–06	38,500	38,233,601
		62,892,622

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2006

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (backed by irrevocable bank letter of credit) (Continued)		
Food and Related – 3.90%		
COFCO Capital Corp. (Rabobank Nederland):		
5.26%, 10–18–06	$12,400	$ 12,369,200
5.265%, 10–18–06	16,000	15,960,220
5.27%, 10–18–06	3,750	3,740,668
		32,070,088
Multiple Industry – 1.58%		
Louis Dreyfus Corporation (Barclays Bank PLC, New York Branch):		
5.27%, 10–6–06	11,750	11,741,400
5.27%, 10–18–06	1,201	1,198,011
		12,939,411
Total Commercial Paper (backed by irrevocable bank letter of credit) – 13.14%		**107,902,121**
Notes		
Banks – 3.70%		
Rabobank Nederland,		
5.12%, 4–18–07	6,500	6,500,000
U.S. Bancorp,		
5.1%, 7–15–07	7,625	7,606,102
Wells Fargo & Company:		
5.38%, 10–2–06	8,000	8,000,000
5.34%, 10–16–06	8,300	8,300,056
		30,406,158
Business Equipment and Services – 1.10%		
Berkeley Hills Country Club, Inc., Incremental Taxable Variable Rate Demand Bonds, Series 2000 (Wachovia Bank, N.A.),		
5.43%, 10–5–06	7,880	7,880,000
Playworld Systems Incorporated, Taxable Variable Rate Demand/Fixed Rate Revenue Bonds, Series A of 1998 (Wachovia Bank, N.A.),		
5.43%, 10–4–06	1,120	1,120,000
		9,000,000
Computers – Main and Mini – 2.28%		
International Business Machines Corporation,		
5.32%, 10–9–06	18,750	**18,750,043**

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2006

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Finance Companies – 1.56%		
Lowell Family, LLC, Variable Rate Taxable Demand Bonds (LaSalle Bank National Association), 5.36%, 10–5–06	$3,955	$ 3,955,000
P&W Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2005 (Wachovia Bank, N.A.), 5.33%, 10–5–06	4,270	4,270,000
Park Street Properties I, LLC, Taxable Variable Rate Demand Notes, Series 2004 (University of Wisconsin – Madison Projects), (U.S. Bank, National Association), 5.32%, 10–5–06	4,550	4,550,000
		12,775,000
Food and Related – 0.34%		
Cheney Bros, Inc., Taxable Variable Rate Demand Revenue Bonds, Series 1997 (Wachovia Bank, N.A.), 5.48%, 10–5–06	2,785	**2,785,000**
Furniture and Furnishings – 0.23%		
Capo & Sons Corporation, Taxable Variable Rate Demand Bonds, Series 1998 (Wachovia Bank, N.A.), 5.48%, 10–5–06	1,890	**1,890,000**
Health Care – Drugs – 1.07%		
Lilly (Eli) and Company, 5.32%, 10–2–06	8,800	**8,800,075**
Health Care – General – 1.38%		
B & D Associates, LLP and Eye Associates of Boca Raton, P.A., Taxable Variable Rate Demand Bonds (B & D Associates Project), Series 2005 (Wachovia Bank, N.A.), 5.33%, 10–5–06	2,415	2,415,000
Eskaton Lodge Granite Bay, L.P., Taxable Variable Rate Bonds, Series 2003 (U.S. Bank National Association), 5.4%, 10–2–06	1,025	1,025,000
Tallahassee Orthopedic Center, L.C., Incremental Taxable Variable Rate Demand Bonds, Series 2004 (Wachovia Bank, N.A.), 5.33%, 10–5–06	5,535	5,535,000

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Health Care – General (Continued)		
Waukesha Health Systems, Inc., Taxable Adjustable Demand Revenue Bonds, Series 1996 (Bank One, N.A),		
5.32%, 10–5–06	$ 2,375	$ 2,375,000
		11,350,000
Hospital Supply and Management – 0.32%		
Autumn House at Powder Mill, Inc., Taxable Variable Rate Demand Bonds, Series of 2003 (Suntrust Bank),		
5.38%, 10–4–06	1,250	1,250,000
Meriter Management Services, Inc., Taxable Variable Rate Demand Notes, Series 1996 (U.S. Bank Milwaukee, N.A.),		
5.31%, 10–4–06	1,380	1,380,000
		2,630,000
Household – General Products – 0.16%		
Columbia Ridge Orchards, L.L.C., Variable Rate Demand Taxable Revenue Bonds, 1998 (U.S. Bank National Association),		
5.37%, 10–5–06	976	976,000
Watts Brothers Frozen Foods, L.L.C., Variable Rate Demand Taxable Revenue Bonds, 1997 (U.S. Bank of Washington, National Association),		
5.37%, 10–5–06	306	306,000
		1,282,000
Leisure Time Industry – 0.79%		
Ansley Golf Club, Inc., Incremental Taxable Variable Rate Demand Bonds, Series 1998 (Wachovia Bank, N.A.),		
5.48%, 10–5–06	6,495	**6,495,000**
Multiple Industry – 4.42%		
3M Company,		
5.6453%, 12–12–06 (A)	13,000	13,017,050
General Electric Capital Corporation:		
5.29%, 10–24–06	5,000	5,000,000
5.0%, 2–15–07	8,788	8,791,782
5.0%, 6–15–07	9,500	9,470,994
		36,279,826

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2006

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Non-Residential Construction – 0.62%		
Healthcare Property Group, LLC, Taxable Variable Rate Bonds, Series 2005 (SunTrust Bank), 5.31%, 10–4–06	$ 5,125	$ 5,125,000
Real Estate Investment Trust – 0.58%		
701 Green Valley Associates, LLC, Taxable Variable Rate Demand Bonds, Series 1997 (Wachovia Bank, N. A.), 5.43%, 10–5–06	2,000	2,000,000
Handy, L.C., Taxable Variable Rate Demand Revenue Bonds, Series 2001 (U.S. Bank, National Association), 5.42%, 10–5–06	2,805	2,805,000
		4,805,000
Retail – General Merchandise – 3.28%		
Service Oil, Inc., Taxable Variable Rate Demand Bonds (Service Oil, Inc.), Series 2002 (U.S. Bank, National Association), 5.4%, 10–2–06	860	860,000
Wal-Mart Stores, Inc., 5.877%, 6–1–07	26,000	26,067,683
		26,927,683
Trucking and Shipping – 0.05%		
Volpe Family Partnership, L.P., Taxable Variable Rate Demand Revenue Bonds, Series of 2001 (Wachovia Bank, N.A.), 5.38%, 10–5–06	400	400,000
Total Notes – 21.88%		179,700,785
TOTAL CORPORATE OBLIGATIONS – 66.82%		$548,784,935
(Cost: $548,784,935)		
OTHER GOVERNMENT SECURITY – 0.73%		
Supranational		
Central American Bank for Economic Integration (Barclays Bank PLC), 5.25%, 10–24–06	6,000	$ 5,979,875
(Cost: $5,979,875)		

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2006

MUNICIPAL OBLIGATIONS – TAXABLE	Principal Amount in Thousands	Value
Alabama – 0.42%		
The Industrial Development Board of the City of Dothan, Alabama's Taxable Adjustable Rate Industrial Revenue Bonds, Series 1999 (Dunbarton Project), (Wachovia Bank, N.A.),		
5.43%, 10–5–06	$ 3,425	$ 3,425,000
Arkansas – 0.46%		
City of Little Rock, Arkansas, Taxable Variable Rate Demand Revenue Bonds (Ringwood Containers, L.P. Project), Series 2006A (SunTrust Bank),		
5.31%, 10–4–06	3,800	3,800,000
California – 5.40%		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds: Air Products and Chemicals, Inc./Wilmington Facility, Taxable Series 1997A,		
5.33%, 11–2–06	25,000	25,000,000
Air Products Manufacturing Corporation, Taxable Series 1997A,		
5.33%, 11–2–06	15,300	15,300,000
California Statewide Communities Development Authority, Variable Rate Demand, Taxable Multifamily Housing Revenue Bonds (La Puenta Apartments), 2001 Series JJ-T (U.S. Bank, National Association),		
5.6%, 10–2–06	2,075	2,075,000
County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch),		
5.39%, 10–4–06	2,000	2,000,000
		44,375,000
Colorado – 0.11%		
Kit Carson County, Colorado, Agricultural Development Revenue Bonds (Taxable), (Midwest Farms, L.L. C. Project), Series 1997 (Wells Fargo Bank),		
5.32%, 10–5–06	900	900,000
District of Columbia – 0.28%		
District of Columbia Revenue Bonds (American Society for Microbiology Project) Series 1998B (Taxable), (Wachovia Bank, N.A.),		
5.33%, 10–5–06	2,280	2,280,000

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Florida – 1.26%		
University of South Florida Research Foundation, Incorporated, Variable Rate Demand Revenue Bonds:		
Multi-Tenant Office Building Project, Taxable Series 2004C (Bank of America, N.A.), 5.31%, 10–4–06	$ 8,000	$ 8,000,000
Interdisciplinary Research Building Project, Taxable Series 2004B (Bank of America, N.A.), 5.31%, 10–4–06	2,305	2,305,000
		10,305,000
Georgia – 4.48%		
Municipal Electric Authority of Georgia, General Resolution Projects Bond Anticipation Notes, Series B (Taxable), (Bayerische Landesbank, New York Branch, Wachovia Bank, National Association and WestLB AG, New York Branch), 5.46%, 10–4–06	36,800	**36,800,002**
Indiana – 0.27%		
City of Hobart, Indiana, Taxable Variable Rate Demand, Economic Development Revenue Bonds (Albanese Confectionery Group, Inc. Project), Series 2006B (Harris N.A.), 5.34%, 10–5–06	2,200	**2,200,000**
Iowa – 0.49%		
Iowa Finance Authority, Taxable Variable Rate Demand Health Facilities Revenue Bonds (St. Luke's Health Foundation of Sioux City, Iowa Project), Series 2006 (General Electric Capital Corporation), 5.32%, 10–5–06	4,000	**4,000,000**
Kansas – 0.32%		
City of Park City, Kansas, Taxable Industrial Revenue Bonds (The Hayes Company, Inc.), Series 2001 (U.S. Bank, National Association), 5.4%, 10–2–06	2,655	**2,655,000**

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2006

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Maine – 0.27%		
Finance Authority of Maine, Taxable Electric Rate Stabilization Revenue Notes, Series 1998A (Maine Public Service Company), (AMBAC Assurance Corporation), 5.31%, 10–4–06	$ 2,215	$ 2,215,000
Minnesota – 0.12%		
City of Lake City, Minnesota, Taxable Industrial Development Revenue Bonds (Valley Craft, Inc. Project), Series 1997 (U.S. Bank, National Association), 5.42%, 10–5–06	1,000	1,000,000
Missouri – 0.21%		
City of Bethany, Missouri, Taxable Industrial Development Revenue Bonds (Central Programs, Inc. Project), Series 2002 (UMB Bank, N.A.), 5.37%, 10–5–06	1,730	1,730,000
New York – 1.82%		
City of New York (The), General Obligation Bonds, Fiscal 1995 Series B, Taxable Adjustable Rate Bonds (WestLB AG), 5.45%, 10–4–06	14,960	14,960,001
Pennsylvania – 0.30%		
Berks County Industrial Development Authority, Federally-Taxable Variable Rate Demand/Fixed Rate Revenue Bonds (Tray-Pak Corp. Project), Series B of 2001 (Wachovia Bank, N.A.), 5.38%, 10–5–06	2,450	2,450,000
Rhode Island – 0.21%		
Rhode Island Economic Development Corporation, Taxable Variable Rate Economic Development Revenue Bonds (AAA Southern New England Project), Series 1998 (Wachovia Bank, N.A.), 5.43%, 10–5–06	1,725	1,725,000

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2006

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Tennessee – 0.24%		
The Health, Educational and Housing Facility Board of the City of Memphis, Tennessee, Taxable Variable Rate Demand, Multifamily Housing Revenue Bonds (Ashland Lakes Apartments Project), Series 2006B (U.S. Bank National Association),		
5.37%, 10–5–06	$2,000	$ 2,000,000
Washington – 1.98%		
Washington State Housing Finance Commission: Taxable Variable Rate Demand Multifamily Revenue Bonds: (Columbia Heights Retirement Project), Series 2004 B (Wells Fargo Bank, N.A.),		
5.4%, 10–2–06	3,400	3,400,000
(Brittany Park Project), Series 1996B (U.S. Bank of Washington, National Association),		
5.35%, 10–5–06	2,855	2,855,000
(Springfield Meadows Apartments Project), Series 2001B (U.S. Bank, National Association),		
5.4%, 10–2–06	2,885	2,885,000
(Mill Pointe Apartments Project), Series 1999B (U. S. Bank, National Association),		
5.4%, 10–2–06	930	930,000
(Seaport Landing Retirement Project), Series 2005B (Bank of America),		
5.4%, 10–2–06	1,320	1,320,000
Taxable Variable Rate Demand Multifamily Housing Revenue Bonds (Country Club Apartments Project), Series 2001B (U.S. Bank, National Association),		
5.5%, 10–2–06	1,600	1,600,000
Taxable Variable Rate Demand Nonprofit Revenue Bonds, (Virginia Mason Research Center Project), Series 1997B (U.S. Bank, National Association),		
5.37%, 10–5–06	1,795	1,795,000
Washington Economic Development Finance Authority, Taxable Variable Rate Demand Industrial Revenue Bonds (Tonkin Building Associates, LLC Project), Series 1997B (U.S. Bank of Washington, National Association),		
5.37%, 10–5–06	1,475	1,475,000
		16,260,000

See Notes to Schedule of Investments on page 20.

The Investments of Cash Management

September 30, 2006

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Wisconsin – 0.06%		
Village of Oregon, Wisconsin, Taxable Variable Rate Demand Industrial Development Revenue Bonds (Five K Partnership and Wisco Industries, Inc. Project), Series 2001B (U.S. Bank, National Association),		
5.37%, 10–5–06	$ 520	$ 520,000
TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 18.70%		**$153,600,003**
(Cost: $153,600,003)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Federal Home Loan Bank:		
4.5%, 11–3–06	7,000	7,000,000
3.75%, 1–16–07	9,500	9,470,879
5.0%, 3–2–07	6,600	6,599,853
5.65%, 8–10–07	9,800	9,800,109
5.4%, 9–12–07	14,500	14,500,000
Federal Home Loan Mortgage Corporation:		
4.8%, 2–23–07	9,000	9,000,000
5.41%, 6–22–07	10,100	10,100,000
Overseas Private Investment Corporation:		
5.27%, 10–4–06	25,965	25,965,116
5.3%, 10–4–06	13,551	13,551,250
5.3%, 10–4–06	2,531	2,531,000
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 13.21%		**$108,518,207**
(Cost: $108,518,207)		
TOTAL INVESTMENT SECURITIES – 99.46%		**$816,883,020**
(Cost: $816,883,020)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.54%		**4,461,832**
NET ASSETS – 100.00%		**$821,344,852**

Notes to Schedule of Investments

(A) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, the total value of this security amounted to 1.58% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

Statement of Assets and Liabilities

CASH MANAGEMENT
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $816,883) (Note 1)	$816,883
Cash	3,397
Receivables:	
Interest.	5,419
Fund shares sold.	4,871
Prepaid and other assets	73
Total assets	830,643

LIABILITIES

Payable to Fund shareholders	6,970
Payable for investment securities purchased	1,495
Dividends payable.	353
Accrued shareholder servicing (Note 2).	303
Accrued accounting services fee (Note 2)	18
Accrued management fee (Note 2)	18
Accrued distribution and service fees (Note 2)	1
Other	140
Total liabilities	9,298
Total net assets.	$821,345

NET ASSETS

$0.01 par value capital stock, authorized – 5,000,000;	
Class A shares outstanding – 802,257	
Class B shares outstanding – 10,551	
Class C shares outstanding – 8,537	
Capital stock	$ 8,213
Additional paid-in capital	813,132
Net assets applicable to outstanding units of capital.	$821,345
Net asset value, redemption and offering price per share for all classes	$ 1.00

See Notes to Financial Statements.

Statement of Operations

CASH MANAGEMENT
For the Fiscal Year Ended September 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$32,818
Expenses (Note 2):	
Accounting services fee	176
Audit fees.	18
Custodian fees.	111
Distribution fee:	
Class B.	58
Class C.	45
Waddell & Reed Money Market Class C (Note 3)	1
Investment management fee.	2,776
Legal fees	9
Service fee:	
Class B.	19
Class C.	15
Waddell & Reed Money Market Class C (Note 3)	—*
Shareholder servicing:	
Class A.	2,668
Class B.	36
Class C.	25
Waddell & Reed Money Market Class C (Note 3)	1
Other	317
Total expenses	6,275
Net investment income.	26,543
Net increase in net assets resulting from operations	$26,543

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

CASH MANAGEMENT

(In Thousands)

	For the fiscal year ended September 30,	
	2006	2005
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 26,543	$ 11,434
Net increase in net assets resulting from operations.........................	26,543	11,434
Distributions to shareholders from net investment income (Note 1D):[1]		
Class A...................................	(26,156)	(11,329)
Class B...................................	(215)	(59)
Class C...................................	(169)	(40)
Waddell & Reed Money Market Class C	(3)	(6)
	(26,543)	(11,434)
Capital share transactions (Note 3)	183,462	(63,399)
Total increase (decrease)	183,462	(63,399)
NET ASSETS		
Beginning of period.............................	637,883	701,282
End of period.................................	$821,345	$637,883
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 24 - 26.

See Notes to Financial Statements.

Financial Highlights

CASH MANAGEMENT
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0380	0.0183	0.0032	0.0060	0.0139
Less dividends declared	(0.0380)	(0.0183)	(0.0032)	(0.0060)	(0.0139)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	3.86%	1.81%	0.32%	0.61%	1.39%
Net assets, end of period (in millions)	$802	$625	$683	$860	$1,038
Ratio of expenses to average net assets	0.88%	0.92%	0.92%	0.80%	0.78%
Ratio of net investment income to average net assets	3.85%	1.80%	0.32%	0.62%	1.37%

See Notes to Financial Statements.

Financial Highlights

CASH MANAGEMENT

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income.	0.0271	0.0081	0.0001	0.0006	0.0047
Less dividends declared	(0.0271)	(0.0081)	(0.0001)	(0.0006)	(0.0047)
Net asset value, end of period.	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	2.73%	0.79%	0.01%	0.06%	0.47%
Net assets, end of period (in millions)	$11	$7	$10	$14	$13
Ratio of expenses to average net assets including voluntary expense reimbursement	1.98%	1.93%	1.24%	1.34%	1.69%
Ratio of net investment income to average net assets including voluntary expense reimbursement	2.77%	0.74%	0.01%	0.06%	0.45%
Ratio of expenses to average net assets excluding voluntary expense reimbursement	1.98%[1]	1.99%	1.96%	1.72%	1.69%[1]
Ratio of net investment income (loss) to average net assets excluding voluntary expense reimbursement	2.77%[1]	0.67%	–0.71%	–0.32%	0.45%[1]

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

CASH MANAGEMENT
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income.	0.0273	0.0077	0.0001	0.0005	0.0047
Less dividends declared	(0.0273)	(0.0077)	(0.0001)	(0.0005)	(0.0047)
Net asset value, end of period.	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	2.75%	0.75%	0.01%	0.05%	0.45%
Net assets, end of period (in millions)	$8	$5	$7	$8	$7
Ratio of expenses to average net assets including voluntary expense reimbursement	1.94%	1.96%	1.25%	1.34%	1.72%
Ratio of net investment income to average net assets including voluntary expense reimbursement	2.83%	0.70%	0.01%	0.05%	0.42%
Ratio of expenses to average net assets excluding voluntary expense reimbursement	1.94%[1]	2.01%	2.03%	1.75%	1.72%[1]
Ratio of net investment income (loss) to average net assets excluding voluntary expense reimbursement	2.83%[1]	0.65%	−0.77%	−0.37%	0.42%[1]

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

September 30, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Cash Management, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to seek maximum current income to the extent consistent with stability of principal by investing in a portfolio of money market instruments meeting specified quality standards. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – The Fund invests only in money market securities with maturities or irrevocable put options within 397 days. The Fund uses the amortized cost method of security valuation which is accomplished by valuing a security at its cost and thereafter assuming a constant amortization rate to maturity of any discount or premium.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses, if any, are calculated on the identified cost basis. Interest income is recorded on the accrual basis.

C. **Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes.

D. **Dividends to shareholders** – All of the Fund's net income is declared and recorded by the Fund as dividends payable on each day to shareholders of record as of the close of the preceding business day. Dividends are declared from the total of net investment income, plus or minus realized gains or losses on portfolio securities. Since the Fund does not expect to realize any long-term capital gains, it does not expect to pay any capital gains distributions.

E. **Recently issued accounting standards** – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Fund will adopt FIN 48 during 2007 and its potential impact on the Fund's financial statements, if any, is currently being assessed by management. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will adopt SFAS No. 157 during 2008 and its potential impact, if any, on the Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rate of 0.40% of net assets. The Fund accrues and pays this fee daily.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

Under the Shareholder Servicing Agreement, with respect to Class A, Class B, Class C and Waddell & Reed Money Market Class C shares, the Fund pays WRSCO a monthly fee of $1.75 for each shareholder account which was in existence at any time during the prior month (except that, for broker-serviced accounts, effective September 1, 2006, the monthly charge for those accounts became $0.50) and, for Class A shares, $0.75 for each shareholder check it processes. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

The Fund has adopted a Distribution and Service Plan pursuant to Rule 12b–1 under the Investment Company Act of 1940 for Class B and Class C shares, respectively. Under the plans, the Fund pays W&R daily a distribution fee not to exceed, on an annual basis, 0.75% of the net assets of the affected class and a service fee not to exceed, on an annual basis, 0.25% of the net assets of the affected class. In the previous environment of low interest rates, W&R voluntarily agreed to reimburse sufficient distribution and service fees to any class of the Fund in order to insure the yield of that class remained at or above 0.01%. During the first quarter of the fiscal year ended September 30, 2006, interest rates became high enough for such reimbursement to be discontinued.

During the fiscal year ended September 30, 2006, W&R received no front-end sales commissions.

A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended September 30, 2006, W&R received $15,259, $55,171 and $635 in CDSC for Class A, Class B and Class C shares, respectively.

The Fund paid Directors' regular compensation of $37,780, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Multiclass Operations

The Fund currently offers three classes of shares: Class A, Class B and Class C. Each class represents an interest in the same assets of the Fund and differs as follows: each class of shares has exclusive voting rights on matters appropriately limited to that class; Class B and Class C shares are subject to a CDSC and to an ongoing distribution and service fee. As of December 1, 2003, Class B and Class C shares were closed to direct investment. Investments via exchange into Class B and Class C shares are permitted. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Waddell & Reed Money Market Class C shares were combined with Class A shares effective January 27, 2006.

Transactions in capital stock are summarized below. Amounts are in thousands. The number of shares transacted during the periods corresponds to the dollar amounts included in this table because share transactions are recorded at $1.00 per share.

	For the fiscal year ended September 30,	
	2006	**2005**
Value issued from sale of shares:		
Class A	$1,564,085	$1,178,684
Class B	21,336	12,207
Class C	18,766	17,725
Waddell & Reed Money Market Class C	—	—
Value issued in connection with merger of Waddell & Reed Money Market Class C into Class A	375	NA
Value issued from reinvestment of dividends:		
Class A	25,413	10,974
Class B	208	57
Class C	164	38
Waddell & Reed Money Market Class C	2	5
Value redeemed:		
Class A	(1,412,703)	(1,247,366)
Class B	(18,107)	(15,230)
Class C	(15,603)	(20,266)
Waddell & Reed Money Market Class C	(99)	(227)
Value redeemed in connection with merger of Waddell & Reed Money Market Class C into Class A	(375)	NA
Increase (decrease) in outstanding capital	$ 183,462	$ (63,399)

NOTE 4 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by the Waddell & Reed Advisors Funds and by W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Cash Management, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Cash Management, Inc. (the "Fund") as of September 30, 2006, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Cash Management, Inc. as of September 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 16, 2006

Income Tax Information

September 30, 2006

Dividends are taxable to shareholders and are reportable in your Federal income tax returns for the years in which the dividends were received or reinvested.

Statements as to the tax status of each investor's dividends will be mailed annually.

Dividends are declared and recorded by the Fund on each day the New York Stock Exchange is open for business.

Shareholders are advised to consult with their tax advisers concerning the tax treatment of dividends from the Fund.

Corporations: The dividends are not eligible for the dividends received deduction.

Individuals: The dividends are not qualified dividend income.

The Board of Directors of Waddell & Reed Advisors Cash Management, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (22 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc. (21 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed/ Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (14 portfolios) and Ivy Funds, Inc. (12 portfolios).

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, WRIMCO; the funds' principal underwriter, W&R; and the funds' transfer agent, WRSCO, as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 Age: 59	Director since 1997	Professor of Law, Washburn Law School (1998 to present); Formerly, Dean, Washburn Law School (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 4040 Northwest Claymont Dr. Kansas City, MO 64116 Age: 67	Director since 1997	President and Director, JoDill Corp. (1980 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises; President, Missouri Institute of Justice	Director, Salvation Army; Advisory Director, UMB Northland Board (Financial Services)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 Age: 73	Director since 1998 Independent Chairman since 2006	Senior Advisor to the President, J. Paul Getty Trust (2004 to present); Professor, University of Utah (until 2005)	None
Linda K. Graves 6300 Lamar Avenue Overland Park, KS 66202 Age: 53	Director since 1995	First Lady of Kansas (until 2003)	Chairman and Director, Greater Kansas City Community Foundation
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Director since 1998	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present); Consultant, MTV Associates (2004)	Director and Shareholder, Valliance Bank; Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 Age: 86	Director since 1988	Shareholder, Gilliland & Hayes, P.A., a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 82	Director since 1979	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC	Chairman and CEO, Wellness Council of America; Member, Advisory Council of the Boy Scouts of America
Frank J. Ross, Jr. Polsinelli Shalton Welte Suelthaus, L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 Age: 53	Director since 1996	Shareholder/Director, Polsinelli Shalton Welte Suelthaus, L.P., a law firm (1980 to present)	Director, Columbian Bank & Trust
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 69	Director since 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds
Frederick Vogel III 6300 Lamar Avenue Overland Park, KS 66202 Age: 71	Director since 1979	Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art	None

INTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 63	Director since 1998 President since 2001	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds; Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services Inc. (ISI), an affiliate of IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 Age: 69	Director since 1998	Consultant of WDR and Waddell & Reed (2001 to present); formerly, Director of WDR (until 2003); formerly, Executive Vice President and Chief Operating Officer of WDR (until 2001); formerly, President and Chief Executive Officer of Waddell & Reed (until 2001); formerly, Principal Financial Officer, Treasurer and Director of Waddell & Reed (until 2001); formerly, Executive Vice President, Principal Financial Officer, Treasurer and Director of WRIMCO (until 2001); formerly, Treasurer and Director of WRSCO (until 2001)	None

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 42	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (since 2006); Vice President of WRIMCO and IICO (since 2006); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (1994 to 2005).	None
Theodore W. Howard 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Vice President since 1987 Principal Financial Officer since 2002	Senior Vice President of WRSCO (2001 to present); Vice President (1987 to present), Treasurer and Principal Accounting Officer (1976 to 2006), and Principal Financial Officer (2002 to present) of each of the funds in the Fund Complex	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 37	Vice President since 2006 Treasurer since 2006 Principal Accounting Officer since 2006	Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (since 2006); Assistant Treasurer of each of the funds in the Waddell & Reed Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003).	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Vice President since 2000 Assistant Secretary since 2006 Associate General Counsel since 2000	Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (since 2006); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Chief Compliance Officer since 2004	Chief Compliance Officer for each of the Funds in the Fund Complex (2004 to present); formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Vice President since 2000 General Counsel since 2000 Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Renewal of Investment Management Agreement for Waddell & Reed Advisors Cash Management, Inc.

At their meeting on August 28, 29 and 30, 2006, the Directors, including all of the Disinterested Directors, considered and approved the renewal of the existing Investment Management Agreement (Management Agreement) between WRIMCO and the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request (Request Letter) for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the Request Letter and other information WRIMCO believed was useful in evaluating continuation of the Management Agreement. The Directors also received reports prepared by an independent consultant, Lipper Inc., relating to the Fund's performance and expenses compared to the performance and expenses of a peer group of comparable funds. At the meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, W&R) to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overallfairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of a peer group of comparable mutual funds, as selected by Lipper. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of a peer group of comparable mutual funds. The Directors' review also included consideration of the Fund's management fees at various asset levels. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective and similar investment policies and strategies as the Fund (Similar Funds). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective and similar investment policies and strategies as the Fund (Other Accounts).

The Directors considered that Waddell & Reed Advisors Cash Management's total return performance was lower than the peer group median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods. The Directors also considered the information provided by WRIMCO in the discussion at the meeting explaining that the Fund's relatively higher overall expenses as compared to its peer group are substantially attributable to its smaller average account size.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee was equal to the peer group median and that the Fund's overall expense ratio was higher than the peer group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the Fund's overall expense ratio was lower than its peer group median. They also considered that the Fund's effective management fees at various asset levels were higher than the asset-weighted average for its peer group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit or loss with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of a peer group of comparable funds and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of a peer group of comparable funds;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.Waddell and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
    Waddell & Reed Advisors Global Bond Fund
    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
    Waddell & Reed Advisors Accumulative Fund
    Waddell & Reed Advisors Core Investment Fund
    Waddell & Reed Advisors Dividend Income Fund
    Waddell & Reed Advisors New Concepts Fund
    Waddell & Reed Advisors Small Cap Fund
    Waddell & Reed Advisors Tax-Managed Equity Fund
    Waddell & Reed Advisors Value Fund
    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
    Waddell & Reed Advisors Bond Fund
    Waddell & Reed Advisors Government Securities Fund
    Waddell & Reed Advisors High Income Fund
    Waddell & Reed Advisors Limited-Term Bond Fund
    Waddell & Reed Advisors Municipal Bond Fund
    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
    Waddell & Reed Advisors Cash Management

Specialty Funds
    Waddell & Reed Advisors Asset Strategy Fund
    Waddell & Reed Advisors Continental Income Fund
    Waddell & Reed Advisors Energy Fund
    Waddell & Reed Advisors Retirement Shares
    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

NUR1010A (9-06)

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